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                            November 25, 2020

       Shang-Chiai Kung
       President and Chief Executive Officer
       Vivic Corp.
       187 E. Warm Springs Road, PMB#B450
       Las Vegas, NV 89119

                                                        Re: Vivic Corp.
                                                            Form 10-KT for the
Transition Period from May 1, 2019 to December 31, 2019
                                                            Filed April 2, 2020
                                                            Amendment No. 1 to
Form 10-KT
                                                            Filed May 15, 2020
                                                            Amendment No. 2 to
Form 10-KT
                                                            Filed November 13,
2020
                                                            File No. 333-219148

       Dear Mr. Kung:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Amendment No. 2 to Form 10-KT for the Transition Period from May 1, 2019 to December 31,
       2019

       Management Report on Internal Control Over Financial Reporting, page 31

   1. You disclose that your disclosure controls and procedures were not effective. Please amend to include a
statement as to whether or not internal control over financial reporting were
effective. Please also disclose that the assessment was as of December 31,
                                                        2019. Refer to Item 308
of Regulation S-K.
 Shang-Chiai Kung
FirstName
Vivic Corp.LastNameShang-Chiai Kung
Comapany 25,
November   NameVivic
              2020 Corp.
November
Page 2    25, 2020 Page 2
FirstName LastName
Signatures, page 36

2. Please amend to also have your principal executive officer sign the report in his individual capacity. This signature, along with the current signatures, should appear in a second signature block of the signature section. Refer to Instruction (D)(2) to Form 10-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Abe Friedman at 202-551-8298 or Adam Phippen at 202-551-3336 if
you have questions regarding comments on the financial statements and related matters.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services